UNITED STATES
		                 SECURITIES AND EXCHANGE COMMISSION
			                     Washington, D. C. 20549

     			                   ----------------

                  			       SCHEDULE 13-D


           		  Under the Securities Exchange Act of 1934


          		     CONTINENTAL INVESTMENT CORPORATION
     			                  (Name of Issuer)


            		  Common Stock, Par Value $0.50 Per Share
     		             (Title of Class of Securities)


                        				211-515-10-1
     			                   (CUSIP Number)


           			          James T. Sawyer, Jr.
			                    Crescent Capital, Inc.
			                     8120 Bay Pine Avenue
			                     Las Vegas, NV 89128
			                       (702) 254-5415
	            (Name, Address and Telephone Number of Person
     	     Authorized to Receive Notices and Communications)


                 			       June 1, 1996
		                 (Date of event Which Requires
     			              Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]

                     			  CUSIP NO. 211-515-10-1


 (1)  Name of Reporting Persons                               Crescent
      S.S. or I.R.S. Identification                           Capital, Inc.
      No. of Above Person                                     EIN #75-2614407

 (2)  Check the Appropriate Box if                            (a)
      a Member of a Group                                     (b)

 (3)  SEC Use Only

 (4)  Source of Funds                                         OO

 (5)  Check if Disclosure of Legal
      Proceedings is Required
      Pursuant to Items 2(d) or 3(e)

 (6)  Citizen or Place of
      Organization                                            State of Nevada

				                   (7)  Sole Voting
       					                Power                             975,000

               				    (8)  Shared Voting
       					                Power

               				    (9)  Sole Dispositive
       					                Power                             975,000

               				   (10)  Shared Dispositive
					                       Power

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                          975,000

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares

(13)  Percent of Class Represented
      by Amount in Row (11)                                   6.8%

(14)  Type of Reporting Persons                               CO

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the "Shares"), of Continental Investment Corporation, a Georgia corporation (the
"Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

Item 2. Identity and Background

       	(a) This Statement is filed by Crescent Capital, Inc., a corporation organized under the laws of Nevada. The foregoing person is hereinafter sometimes referred to as the Reporting Person.

       	(b) and (c)

       	The principal business address of Crescent Capital, Inc. is 8120 Bay Pine Avenue, Las Vegas, Nevada 89128. The principal business of Crescent Capital, Inc. is securities and real estate investment and trading in real estate.

       	(d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

       	(e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       	(f) Crescent Capital, Inc. is organized under the laws of the State of Nevada.

Item 3. Source and Amount of Funds or Other Consideration

        The purchase of the Company's Common Stock was made with the trade of an asset (land) of Crescent Capital, Inc.

Item 4. Purpose of the Transaction

        The Company's Common Stock was purchased by Crescent Capital, Inc. for investment purposes.

Item 5. Interest in the Securities of the Issuer

       	(a) and (b)

       	Crescent Capital, Inc. is the record owner of 375,000 shares of the Company's Common Stock and beneficial owner of options totaling 600,000 shares of the Company's Common Stock, which totals 6.8% of the outstanding Common Stock. Mr. James T. Sawyer, Jr., President, has the power to direct the vote or disposition of those shares.

       	(c)  None

	       (d)  None

       	(e)  None

Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect	to Securities of the Issuer

       	None

Item 7. Materials to be Filed as Exhibits

       	None



                     				    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                     				       CRESCENT CAPITAL, INC.

				                            By: /S/ James T. Sawyer
				                            James T. Sawyer, Jr. - President


Dated:  August 14, 1996